Exhibit 99.2

SECOND QUARTER 2013 REPORT

June 30, 2013

(Based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and stated in thousands of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to the Condensed Interim Consolidated Financial Statements

SECOND QUARTER REPORT 2013

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	June 30, 2013	December 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	$466,412	$306,056
Short-term investments	—	47,654
Available-for-sale securities (note 4)	—	10,340
Amounts receivable	9,533	7,647
Advances and prepaid expenses	15,262	3,207
Other financial assets (note 4)	484	1,118
Inventory (note 5)	42,144	42,046

Total Current Assets	533,835	418,068

Non-Current Assets
Other non-current assets (note 5)	1,814	1,058
Exploration and evaluation assets (note 6)	139,088	127,015
Mineral property, plant and equipment (note 7)	197,915	207,715

Total Assets	$872,652	$753,856

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$22,457	$24,874
Income taxes payable	5,905	15,497

Total Current Liabilities	28,362	40,371

Non-Current Liabilities
Deferred income taxes	34,990	38,365
Decommissioning liability (note 9)	14,133	13,934
Other liabilities	600	714

Total Liabilities	78,085	93,384

EQUITY
Share capital (note 10a)	$505,042	$393,752
Contributed surplus	24,066	22,606
Accumulated other comprehensive loss	—	(1,064)
Retained earnings	265,459	245,178

Total Equity	794,567	660,472

Total Liabilities and Equity	$872,652	$753,856

Commitments and Contingencies (note 12)
Subsequent events (note 13)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended		For the six-month periods ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
OPERATING REVENUES	$78,273	$80,889	$164,545	$151,145

MINE OPERATING COSTS
Mining and processing	20,804	16,150	39,763	31,169
Royalties (note 12 a)	3,841	4,230	8,663	7,661
Amortization	16,462	12,679	29,397	20,457

	41,107	33,059	77,823	59,287

EARNINGS FROM MINE OPERATIONS	37,166	47,830	86,722	91,858

EXPENSES
Exploration	1,384	2,828	2,172	4,311
Corporate and administrative	5,045	3,194	12,879	6,125
Share-based compensation (note 10)	1,205	1,361	420	3,928

	7,634	7,383	15,471	14,364

EARNINGS FROM OPERATIONS	29,532	40,447	71,251	77,494

OTHER INCOME (EXPENSES)
Finance income	635	865	1,318	1,713
Financing expense	(229)	(134)	(476)	(267)
Foreign exchange loss	(3,631)	(2,615)	(6,962)	(1,416)
Other (loss) income	(7,238)	140	(7,264)	641

EARNINGS BEFORE INCOME TAXES FOR THE PERIOD	19,069	38,703	57,867	78,165

INCOME TAXES
Current tax expense	(12,381)	(12,005)	(26,425)	(15,311)
Deferred tax recovery (expense)	2,140	(2,014)	3,375	(8,700)

EARNINGS FOR THE PERIOD	$8,828	$24,684	$34,817	$54,154

Other comprehensive income (loss)
- Unrealized loss on securities	—	(408)	(1,604)	(487)
- Reclassification of realized losses (gains) on available-for-sale securities included in earnings	2,668	—	2,668	(93)

COMPREHENSIVE INCOME FOR THE PERIOD	$11,496	$24,276	$35,881	$53,574

EARNINGS PER SHARE (note 10e)
- basic	$0.07	$0.21	$0.27	$0.45
- diluted	$0.07	$0.20	$0.27	$0.45

Weighted average number of common shares outstanding
- basic	127,518,000	119,636,000	127,099,000	119,288,000
- diluted	127,634,000	120,676,000	127,247,000	120,507,000

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.

Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2013 and 2012

(Unaudited - stated in thousands of United States dollars)

	Number of shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2012	118,383,008	$355,524	$27,861	$(1,080)	$151,245	$533,550
Share-based compensation	—	—	2,875	—	—	2,875
Shares issued on exercise of options	1,473,700	19,531	(5,030)	—	—	14,501
Dividends	—	—	—	—	(11,950)	(11,950)
Earnings	—	—	—	—	54,154	54,154
Other comprehensive income (tax impact; nil)	—	—	—	(580)	—	(580)

Balance at June 30, 2012	119,856,708	$375,055	$25,706	$(1,660)	$193,449	$592,550

	Number of shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2013	120,871,408	$393,752	$22,606	$(1,064)	$245,178	$660,472
Share-based compensation	—	—	1,840	—	—	1,840
Shares issued in purchase agreements (note 4b)	6,584,380	110,765	—	—	—	110,765
Shares repurchased and cancelled (note 10b)	(211,300)	(837)	—	—	(1,787)	(2,624)
Shares issued on exercise of options	104,500	1,362	(380)	—	—	982
Dividends	—	—	—	—	(12,749)	(12,749)
Earnings	—	—	—	—	34,817	34,817
Other comprehensive income (tax impact; nil)	—	—	—	1,064	—	1,064

Balance at June 30, 2013	127,348,988	$505,042	$24,066	$—	$265,459	$794,567

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended		For the six-month periods ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings for the period	$8,828	$24,684	$34,817	$54,154
Adjustments for items not involving cash:
Amortization	16,462	12,679	29,397	20,457
Financing expense	229	134	476	267
Unrealized foreign exchange loss (gain)	1,864	1,062	4,994	(196)
Deferred tax (recovery) expense	(2,140)	2,014	(3,375)	8,700
Share-based compensation	1,205	1,361	420	3,928
Loss (gain) on sale of securities	6,840	—	6,840	(504)
Other	485	(73)	610	(17)
Changes in non-cash working capital:
Fair value of forward contracts	781	—	856	—
Amounts receivable	(5,841)	(4,803)	(10,686)	(9,808)
Inventory	(2,963)	(1,038)	(3,342)	(3,528)
Advances and prepaid expenses	(12,506)	(592)	(12,056)	(1,027)
Accounts payable and accrued liabilities, and income taxes payable	(87)	8,635	(2,837)	7,719

	13,157	44,063	46,114	80,145

INVESTING ACTIVITIES
Sales of securities	111,116	—	111,116	3,338
Short-term investments (net)	—	(1,626)	47,654	7,783
Decommissioning liability	(99)	(739)	(271)	(767)
Exploration and evaluation assets	(5,772)	(2,284)	(12,073)	(5,315)
Mineral property, plant and equipment	(9,461)	(7,965)	(17,098)	(21,148)

	95,784	(12,614)	129,328	(16,109)

FINANCING ACTIVITIES
Common shares issued	815	5,358	982	14,501
Shares repurchased and cancelled	(2,624)	—	(2,624)	—
Dividends paid	(12,749)	(11,950)	(12,749)	(11,950)

	(14,558)	(6,592)	(14,391)	2,551

Effect of exchange rates on cash and cash equivalents	(1,245)	(945)	(695)	140

Net increase in cash and cash equivalents	93,138	23,912	160,356	66,727
Cash and cash equivalents - beginning of the period	373,274	212,286	306,056	169,471

CASH AND CASH EQUIVALENTS - END OF PERIOD	$466,412	$236,198	$466,412	$236,198

Supplemental information:
Interest paid	$—	$—	$—	$—
Interest received	$554	$545	$1,204	$1,030
Income taxes paid	$11,137	$2,056	$27,508	$7,912

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2013 and 2012

(Unaudited - stated in United States dollars, unless otherwise indicated)

1.	NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico and Turkey. The Company owns and operates the Mulatos mine and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”), and as such do not contain all disclosures required for annual financial statements.

The policies applied in these condensed interim consolidated financial statements are consistent with the policies disclosed in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2012. These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 23, 2013.

Accounting Policies in effect January 1, 2013

(i) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. Given the nature of the Company’s interests in other entities, the amendments did not have an impact on the Company’s financial position or performance.

(ii) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 establishes

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SECOND QUARTER REPORT 2013

‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The amendments did not have an impact on the Company’s financial position or disclosures.

(iii) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The amendments did not have an impact on the Company’s financial position or presentation.

(iv) IFRS 10 Consolidated Financial Statements is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities (“SPE’s”). IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. Given the nature of the Company’s organizational structure, the amendments did not have a material impact on the Company’s financial position or presentation.

3.	FUTURE ACCOUNTING POLICY CHANGES ISSUED BUT NOT YET IN EFFECT

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 (2010) is effective for annual periods beginning on or after January 1, 2015. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

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SECOND QUARTER REPORT 2013

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial Assets and Liabilities

The carrying value of the Company’s financial instruments is classified into the following categories:

	June 30, 2013	December 31, 2012
	($000)	($000)
Fair value through profit or loss (“FVTPL”) (1)	466,412	353,710
Derivative instruments designated as FVTPL (2)	484	1,118
Available-for-sale securities	—	10,340
Loans and receivables(3)	9,533	7,647
Derivative contracts designated as FVTPL(4)	(856)	—
Other financial liabilities (5)	(27,880)	(40,662)

(1)

Includes cash of $353.8 million (December 31, 2012 – $141.4 million), cash equivalents of $112.6 million (December 31, 2012 – $164.6 million) and short-term investments of $ nil (December 31, 2012 – $47.7 million).

(2)

Includes the Company’s investment in the warrants of a publicly traded company. During the six-month period ended June 30, 2013, a $0.6 million loss was recorded in other income on the revaluation of the warrants (six-month period ended June 30, 2012 – $0.1 million gain).

(3)

As permitted by Mexican tax law, the Company offset $8.8 million of Mexican value-added tax receivables against its current taxes payable liability in 2013 (December 31, 2012 – $16.4 million) which is not reflected in the Consolidated Statements of Cash Flows. Advances and prepaid expenses contain non-financial assets and include $11.8 million of withholding taxes.

(4)

Includes dual currency notes and foreign currency forward contracts which, for accounting purposes, are not designated as effective hedges. These are classified within accounts payable and accrued liabilities in the consolidated statements of financial position.

(5)	Includes all other accounts payable and accrued liabilities, dividends payable, income taxes payable, and certain other liabilities.

For all financial assets and liabilities listed above, fair value approximates carrying value as at June 30, 2013 and December 31, 2012.

b)	Aurizon offer

On January 14, 2013, the Company announced an offer to acquire Aurizon Mines Ltd. (“Aurizon”) for approximately CAD$780 million in cash and shares (the “Offer”). In connection with the Offer, in January 2013, the Company issued 6,584,380 common shares pursuant to share purchase agreements entered into between Alamos and certain current and former shareholders of Aurizon (the “Vendors”) for the purchase of 23,507,283 common shares of Aurizon. The purchase price payable by Alamos to each of the Vendors was CAD$4.65 per Aurizon Share. The purchase price was to be satisfied by the delivery of Alamos Shares at an exchange ratio of 0.2801 of an Alamos Share for each Aurizon Share, valued at CAD$16.60 per Alamos share, for a total of $110.8 million. Prior to the Offer, the Company acquired 3,000,000 shares of Aurizon between October 2012 and December 2012 at an average cost of CAD$3.78, for total holdings of 26,507,283 common shares of Aurizon. On March 19, 2013, the Company terminated the Offer.

On June 3, 2013, Aurizon announced the completion of the acquisition of its common shares by Hecla Mining Company (“Hecla”). As a result, the Company received $87.0 million cash and 7,516,377 common shares of Hecla in exchange for the 26,507,283 common shares of Aurizon, for total consideration of $116.1 million. The Company recorded a loss of $0.5 million within Other loss and a cumulative $4.3 million foreign exchange loss on the Aurizon transaction on June 3, 2013.

Between June 11, 2013 and June 30, 2013, the Company sold the 7,516,377 common shares of Hecla for total proceeds of $22.8 million, and recorded a loss of $6.3 million in Other loss in the Consolidated Statements of Comprehensive Income. The Company did not hold any common shares of Hecla at June 30, 2013.

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c)	Derivative Financial Instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. As at June 30, 2013, the Company had forward gold sales contracts representing 1,000 ounces of gold outstanding. The mark-to-market loss associated with these contracts as at June 30, 2013 was nominal. At December 31, 2012, the Company had no outstanding gold forward contracts.

At June 30, 2013, the Company had an outstanding contract to deliver $5 million Canadian dollars (“CAD”) in exchange for a fixed amount of USD at September 18, 2013, with CAD:USD rate 1.02:1. The mark-to-market gain associated with this contract as at June 30, 2013 was $0.2 million (December 31, 2012 – nil). This foreign currency forward contract is not designated as a hedge for accounting purposes.

At June 30, 2013, the Company had outstanding a $15 million dual currency note, with a maturity date of July 16, 2013. The mark-to-market loss associated with this contract as at June 30, 2013 was $1.0 million (December 31, 2012 – nil). This contract is not designated as a hedge for accounting purposes.

5.	INVENTORY

	June 30, 2013	December 31, 2012
	($000)	($000)
Precious metals dore and refined precious metals	9,490	8,640
In-process precious metals	12,003	14,785
Ore in stockpiles	1,814	1,058
Parts and supplies	20,651	18,621

	43,958	43,104
Less: Non-current portion	(1,814)	(1,058)

	$42,144	$42,046

The amount of inventory charged to operations as mining and processing costs during the three and six-month periods ended June 30, 2013 was $20.9 million and $40.3 million, respectively (three and six month periods ended June 30, 2012 – $17.0 million and $33.3 million, respectively). The amount of inventory charged to operations as amortization in the three and six-month periods ended June 30, 2013 was $14.0 million and $26.2 million, respectively (three and six month periods ended June 30, 2012 – $11.1 million and $17.0 million, respectively).

6.	EXPLORATION AND EVALUATION ASSETS

The Company classifies the Aği Daği, Kirazlı, and Çamyurt Projects in Turkey as exploration and evaluation assets. Exploration and evaluation assets are not subject to amortization.

The following is a continuity of the Company’s exploration and evaluation assets for the six-month period ended June 30, 2013.

Total
($000)
Cost as at December 31, 2012	127,015
Additions	12,073

Cost as at June 30, 2013	139,088

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7.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Company owns 100% of the Salamandra group of concessions in Mexico. Included within the Salamandra group of concessions is the Mulatos mine which began operations in 2005.

The majority of the Company’s property, plant and equipment in operations is amortized on a units-of-production basis over an estimated nine year remaining mine life. Certain mining and office equipment is amortized on a straight line basis over periods ranging from two to five years.

The following is a continuity of the Company’s mineral property, plant and equipment for the six-month period ended June 30, 2013.

	Mining plant and equipment	Office and computer equipment	Construction in progress	Subtotal	Mineral property and deferred development	Total
	($000)	($000)	($000)	($000)	($000)	($000)
Cost as at January 1, 2013	$214,167	$3,846	$2,565	$220,578	$152,496	$373,074
Additions	4,013	1,265	5,321	10,599	6,499	17,098
Transfers from construction in progress	—	—	—	—	—	—

Cost as at June 30, 2013	$218,180	$5,111	$7,886	$231,177	$158,995	$390,172

Accumulated amortization and impairment as at January 1, 2013	$114,145	$1,825	$—	$115,970	$49,389	$165,359
Amortization expense	8,196	684	—	8,880	18,018	26,898

Accumulated amortization and impairment as at June 30, 2013	$122,341	$2,509	$—	$124,850	$67,407	$192,257

Net book value as at June 30, 2013	$95,839	$2,602	$7,886	$106,327	$91,588	$197,915

Net book value as at December 31, 2012	$100,022	$2,021	$2,565	$104,608	$103,107	$207,715

8.	DIVIDENDS

Six months ended June 30, 2013

Declared and paid	$12,749,000

Weighted average number of common shares outstanding (basic)	127,099,000
Dividend per share	$0.10

9.	DECOMMISSIONING LIABILITY

A decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the discounted value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

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A continuity of the decommissioning liability is as follows:

Six months ended June 30, 2013
($000)
Obligations at beginning of period	13,934
Revisions in estimated cash flows and changes in assumptions	—
Payments made against the liability	(271)
Accretion of discounted cash flows	470

Obligations at end of period	$14,133

10. SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount
		($000)
Outstanding at December 31, 2012	120,871,408	393,752
Shares repurchased and cancelled (Note 10b)	(211,300)	(837)
Shares issued in connection with Aurizon offer (Note 4b)	6,584,380	110,765
Exercise of stock options	104,500	982
Transfer from contributed surplus to share capital for stock options exercised	—	380

Outstanding at June 30, 2013	127,348,988	$505,042

b)	Normal Course Issuer Bid

On April 25, 2013, the Company announced the intention to repurchase shares through a Normal Course Issuer Bid (“NCIB”). The NCIB permits the Company to purchase for cancellation up to 10% of the public float in its Common Shares (“Shares”), or 11,373,316 shares. The NCIB commenced on April 30, 2013 and concludes on the earlier of the date on which purchases under the bid have been completed and April 30, 2014. Any purchases under the NCIB will be made through the facilities of the TSX. Alamos may purchase up to 94,061 Shares during any trading day, which is 25% of the Company’s average daily trading volume of 376,244 Shares for the most recently completed six calendar months. During the period ended June 30, 2013, the Company repurchased and cancelled 211,300 common shares for a total purchase price of $2.6 million, including transaction costs. Of the $2.6 million paid, $0.8 million was recognized as a reduction to share capital, with the remaining $1.8 million recognized as a charge to retained earnings.

c)	Stock options

The Company has a stock option plan (the “Plan”), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, June 2, 2010 and May 31, 2012, which allows the Company to grant incentive stock options to officers of the Company. Under the Plan, the number of shares reserved for issuance cannot exceed 7% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant. The plan is subject to shareholder approval and ratification every three years.

Stock options granted under the Plan are exercisable for a five-year period. Incentive stock options granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

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The following is a continuity of the changes in the number of stock options outstanding for the six-month period ended June 30, 2013:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2012	4,660,300	$14.40
Granted	857,200	15.10
Exercised	(104,500)	9.56
Forfeited	(338,800)	15.09

Outstanding at June 30, 2013	5,074,200	$14.57

The weighted average share price at the date of exercise for stock options exercised in the six-month period ended June 30, 2013 was CAD$13.81 (for the six-month period ended June 30, 2012 – CAD$18.93).

For the six-month period ended June 30, 2013, the Company granted 857,200 incentive stock options at a weighted average exercise price at CAD$15.10, compared to nil stock options in the six-month period ended June 30, 2012.

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For options granted in the six-month period ended:	June 30, 2013	June 30, 2012
Weighted average share price at grant date	$15.10	—
Risk-free rate	1.02%-1.43%	—
Expected dividend yield	1.3%-1.4%	—
Expected stock price volatility (based on historical volatility)	40%-50%	—
Expected life, based on terms of the grants (months)	30-60	—
Weighted average per share fair value of stock options granted	$4.70	—

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at June 30, 2013, 3,462,000 stock options were exercisable. The remaining 1,612,200 outstanding stock options vest over the following three years.

Stock options outstanding and exercisable as at June 30, 2013:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)
$8.01 - $10.00	370,000	9.80	0.94	370,000	9.80
$10.01 - $14.00	100,000	13.04	1.64	100,000	13.04
$14.01 - $15.00	3,117,000	14.61	2.32	2,992,000	14.61
$15.01 - $17.50	1,487,200	15.80	4.43	—	—

	5,074,200	$14.57	2.83	3,462,000	$14.05

d)	Stock Appreciation Rights (“SARs”)

In 2011, the Company’s Board approved a cash-settled stock appreciation rights plan (“SARs Plan”) to grant incentive SARs to its directors, officers, employees and consultants. Under the SARs Plan, the number of units reserved for issuance cannot exceed 8% of the total number of common shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

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SARs granted to directors, officers, employees and certain consultants under the SARs Plan are exercisable for a five-year period. SARs granted prior to May 31, 2012 vest 20% on the date of grant, and 20% at each six-month interval following the date of grant. Vesting provisions in the SARs Plan were amended effective May 31, 2012. All grants subsequent to this amendment are subject to vesting of 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense or recovery to share-based compensation in the Statements of Comprehensive Income. As at June 30, 2013, the SARs liability was $1.7 million compared to $3.8 million at December 31, 2012. The SARs liability is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

The following is a continuity of the changes in the number of SARs outstanding for the six-month period ended June 30, 2013:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2012	1,530,680	$17.55
Granted	693,800	14.42
Forfeited	(111,480)	18.74

Outstanding at June 30, 2013	2,113,000	$16.46

The fair value of SARs granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For SARS granted in the six-month period ended:	June 30, 2013	June 30, 2012
Weighted average share price at grant date	$14.42	$18.29
Risk-free rate	1.00%-1.35%	1.1%-1.4%
Expected dividend yield	1.3%-1.6%	12%-17%
Expected stock price volatility (based on historical volatility)	41%-61%	41%-64%
Expected life, based on terms of the grants (months)	30-60	20-60
Weighted average per share fair value of SARs granted	$4.63	$5.85

Stock appreciation rights outstanding and exercisable as at June 30, 2013:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of SARs	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of SARs	Weighted average exercise price ($CAD)
$11.00 - $13.00	167,500	$12.76	4.78	—	—
$13.00 - $15.00	40,000	$14.14	4.84	—	—
$15.00 - $17.00	925,500	$15.48	3.69	224,400	$15.71
$17.01 - $19.00	605,000	$17.56	3.36	401,000	$17.30
$19.01 - $21.00	375,000	$19.11	4.25	—	—

	2,113,000	$16.46	3.80	625,400	$16.73

e)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

In 2013, the Company’s Board approved a cash-settled RSU plan available to its officers, employees and consultants, and a DSU plan available to its directors. Under the RSU plan, each RSU has a value equivalent to

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one common share of the Company. RSUs vest on December 31 of the year of the third anniversary of the grant and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to share-based compensation expense. Compensation expense for RSUs incorporate an estimate for expected forfeitures.

During the period ended June 30, 2013, the Company granted 383,800 RSUs. As at June 30, 2013, there are 383,800 RSUs outstanding, for a liability of $0.1 million, which is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

Under the DSU plan, Directors can elect to receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Directors must receive fifty percent of their annual retainer in the form of DSUs until such time that the minimum share ownership requirements have been met. Each DSU has the same value as one common share of the Company. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

During the period ended June 30, 2013, the Company granted 41,800 DSUs. As at June 30, 2013, there are 41,800 DSUs outstanding, with a corresponding liability of $0.5 million, which is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

f)	Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents.

	For the six months ended
	June 30, 2013	June 30, 2012
Earnings for the period (000)	$34,817	$54,154
Weighted average number of common shares outstanding	127,099,000	119,228,000

Basic earnings per share	$0.27	$0.45

Dilutive effect of stock options outstanding	148,000	1,279,000
Diluted weighted average number of common shares outstanding	127,247,000	120,507,000

Diluted earnings per share	$0.27	$0.45

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11. SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, Mexico and Turkey.

As at	June 30, 2013				December 31, 2012
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Non-current assets	198,271	139,739	807	338,817	207,581	127,662	545	335,788
Assets	331,515	151,732	389,405	872,652	414,632	140,126	199,098	753,856
Liabilities	72,254	1,710	4,121	78,085	88,005	719	4,660	93,384

	Six months ended June 30, 2013				Six months ended June 30, 2012
	Mexico	Turkey	Canada	Total	Mexico	Turkey	Canada	Total
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Revenues	164,545	—	—	164,545	151,145	—	—	151,145
Earnings (loss)	59,051	(1,619)	(22,615)	34,817	60,651	(2,767)	(9,264)	54,154

12. COMMITMENTS AND CONTINGENCIES

a) Royalty

Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. Production to a maximum of two million ounces of gold is subject to royalty. As at June 30, 2013, the royalty was paid or accrued on approximately 1,120,000 ounces of applicable gold production. Royalty expense for the three and six-month periods ended June 30, 2013 was $3.8 million and $8.7 million respectively (three and six-month periods ended June 30, 2012: $4.2 million and $7.7 million).

In addition, a third party has a 2% Net Smelter Return Royalty on production from the Company’s Ağı Dağı project. The Company has not recorded an accrual for this royalty at June 30, 2013 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey, subject to certain deductions.

b) Mulatos Town Relocation

The Company commenced the planned relocation of the town of Mulatos in 2007 and relocation contracts were signed with over half of the families residing in Mulatos at that time. Property owners and possessors were offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the Mulatos relocation effort in 2007, the Company has invested approximately $7.4 million in property acquisition, relocation benefits, legal, and related costs. In addition, the Company has recognized a liability of $0.2 million representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at June 30, 2013. The discounted value of the liability was capitalized to mineral property, plant and equipment.

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During 2008, the Company, through its wholly-owned subsidiaries, entered into a land purchase agreement with the Mulatos Ejido, the local landowners. Pursuant to the land purchase agreement, the Company made a payment of $1.3 million in order to secure temporary occupation rights to specified land. An additional payment of approximately $1.0 million (based on current exchange rates) which has not been accrued as at June 30, 2013, is payable once the land has been vacated and transferred to the Company. The probability and timing of this additional payment is currently uncertain.

In 2010, the Mulatos Ejido filed a complaint with the Unitary Agrarian Court to nullify the 2008 land purchase agreement. In June 2012, the Agarian Unitary Court issued a judgement in which it ruled that the Company’s wholly-owned subsidiary has been completely discharged of all claims made against it in this lawsuit. The Court also confirmed the validity of the 2008 land purchase agreement. In August 2012, the Mulatos Ejido filed an appeal with the Federal Courts. On April 2, 2013, the Federal Court issued a resolution formally dismissing the Ejido appeal, such that this matter is now final and not subject to further appeal.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

13. SUBSEQUENT EVENTS

Acquisition of Esperanza Resources Corporation (“Esperanza”)

On July 12, 2013, the Company and Esperanza entered into a definitive agreement (the “Esperanza Agreement”) pursuant to which Alamos has agreed to acquire all of the issued and outstanding common shares of Esperanza by way of a court-approved plan of arrangement.

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico.

Pursuant to the terms of the Esperanza Agreement, Esperanza shareholders will receive CAD$0.85 in cash for each common share of Esperanza held, representing a premium of approximately 38% to Esperanza’s 30-day volume-weighted average price (“VWAP”) for the period ending July 11, 2013. The transaction values Esperanza’s equity at approximately CAD$69.4 million on a fully diluted in-the-money basis. In addition, Esperanza shareholders will be issued approximately five million Alamos warrants in aggregate and existing Esperanza warrant holders will be issued approximately two million Alamos warrants in aggregate. The warrants will be listed for trading on the Toronto Stock Exchange.

Completion of the transaction is subject to customary conditions, including court approvals, a favourable vote of at least 66 2/3% of the holders of Esperanza common shares voted at a special meeting of shareholders, and the receipt of all necessary regulatory and stock exchange approvals.

Acquisition of Orsa Ventures (“Orsa”)

On July 23, 2013, the Company and Orsa entered into a definitive agreement (the “Orsa Agreement”) pursuant to which Alamos has agreed to acquire all of the issued and outstanding common shares of Orsa by way of a court-approved plan of arrangement.

Orsa is a junior exploration company focused on advancing its precious metal properties located in the Western United States. Upon closing, Alamos will assume ownership of Orsa’s right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada.

Pursuant to the terms of the Orsa Agreement, Orsa shareholders will receive C$0.10 in cash for each common share of Orsa held. The transaction values Orsa’s equity at approximately C$3.5 million on a fully diluted in-the-money basis.

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Completion of the transaction is subject to customary conditions, including court approvals, a favourable vote of at least 66 2/3% of the holders of Orsa common shares voted at a special meeting of shareholders, and the receipt of all necessary regulatory and stock exchange approvals.

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